Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Alterra Capital Holdings Limited

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Alterra Capital Holdings Limited of our reports dated February 16, 2010, with respect to the consolidated balance sheets of Max Capital Group Ltd. as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2009, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 Annual Report on Form 10-K of Max Capital Group Ltd.

/s/ KPMG
Hamilton, Bermuda

May 20, 2010